TAG Oil Announces Annual and Special Meeting Results and Completion of Transactions

Vancouver, British Columbia – December 21, 2007 – Independent Canadian oil and gas production and exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the shareholders elected Messrs Garth Johnson, David Bennett, Dan Brown and Giuseppe (Pino) Perone to the Board of the Company at its annual and special meeting held on December 21, 2007. Shareholders also approved the Company’s share option plan.

The Company is also pleased to announce that it has completed the cash sale of its interest in PMP 38157 to companies associated with Greymouth Petroleum. Garth Johnson, TAG Oil CEO commented, “Although we initially had some differences with regard to PMP 38157, it was encouraging that we were able to work together to resolve these differences in a way that enables our companies to move forward on good terms.”

In other news, the Company has executed formal agreements with New Zealand based Genesis Energy to complete the sale of its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production, as previously announced. The transfer of the interest is conditional to formal consent being received from the remaining joint venture parties and the Ministry of Economic Development in New Zealand.

The Company has also assigned its interest in PEP 38342, located on the East Coast basin of New Zealand, to the permits operator, Discovery Geo Corporation. In return, TAG will receive a combination of cash and a 1.11% royalty on any future production from this permit. The assignment is subject to the consent of the Ministry of Economic Development in New Zealand. Commenting further, Garth Johnson, TAG Oil CEO said “After considering our revised risk profile and the energies and capital required of the Company relating to our core projects such as the Cheal oil field, we felt that it was in TAG’s best interest to assign our interest in the East Coast basin, while maintaining the prospects upside through a royalty.

I thank our shareholders for their support of TAG’s board at the AGM and throughout the past year. We look forward to building the Company based on this support and on the changes we have implemented to date. I feel that as a result of these changes, a lot of hard work and having made some difficult decisions, we have strengthened TAG in a way that will allow the Company to benefit from cash flow provided by Cheal and we have positioned TAG to have the ability to grow through a combination of production, exploration and new opportunities.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with international operations in the Taranaki Basin of New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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